September 3, 2009
Via Edgar Transmission and Via FedEx
Ms. Yolanda Crittendon
Mr. Wilson K. Lee
Duc Dang, Esq.
Tom Kluck, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20509

Re:	Grubb & Ellis Company (the “Company”) Form 10-K/A for the year ended December 31, 2008 (“Form 10-K/A”); Form 10-Q for the periods ended March 31, 2009 and June 30, 2009; File No. 001-08122
Ladies and Gentlemen:
     This letter is being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated August 20, 2009. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Form 10-K/A. In addition, in those instances where the Staff has requested additional or revised disclosure with respect to the Form 10-K/A, we have included changed pages setting forth such indicated or revised disclosure.
     Please be advised of the following:
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008
Item 1A. Risk Factors
1.	We note that, in the risk factors section, you have provided detailed disclosure regarding the effects of the economic environment on your business. As risk factors are meant to be brief highlights of material risks, this detailed disclosure should be provided elsewhere in the document such as the business and MD&A sections. In future filings, please revise your business and MD&A sections to provide detailed

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

disclosure about the economic environment of the past year and the current periods and how such conditions have adversely affected your operations.

Please be advised that in the Company’s future filings, the risk factors will be revised so as to disclose the brief highlights of the material risks that are being addressed and the more detailed disclosure regarding such risks, including those concerning the economic environment, shall be provided elsewhere in the document, such as in the Business section and in the Management Discussion and Analysis of Financial Conditions and Results of Operations.
Item 2. Properties, page 31
2.	We note the identification of properties that you are holding for sale. Please provide the operating data for properties that you continue to hold or tell us why such information is not material.

The Company respectfully submits that such information is not material. Specifically, Item 102 of Regulation S-K requires that the Company “state briefly the location and general character of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries.” As of December 31, 2008, the Company owned six commercial office properties which were classified as held for sale and included in discontinued operations pursuant to the requirements set forth in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As such, the commercial office properties are not considered part of the continuing operations of the Company; and accordingly, management deemed such properties to be immaterial to the operations of the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
3.	From page 7 and this section, we note that you and your lenders have agreed upon an “approved budget.” Please tell us the duration of the approved budget and discuss the details of the budget and how it will affect your operations. To the extent the budget is in effect in future periods, please provide similar disclosure in future filings.

The Company’s Credit Facility requires the Company to comply with an approved budget that relates solely to the 2009 fiscal year (the “Budget”). The Budget is the Company’s operating cash flow budget, and encompasses all aspects of typical operating cash flows including revenues, fees and expenses, and such working capital components as receivables and accounts payables, taxes, debt service and any other identifiable cash

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

flow items. Pursuant to the Budget, the Company is required to stay within certain variance parameters with respect to cumulative cash flow for the remainder of the 2009 year to remain in compliance with the Credit Facility. The Company will make the foregoing disclosure with respect to the Budget in future filings.
4.	Please tell us the details of the recapitalization plan that is a condition of the Third Amendment to your credit agreement.

The Company has engaged a financial advisor to assist it in connection with effecting the Recapitalization Plan, which is required in order for the Company to make the Partial Payment. In furtherance of effecting the Recapitalization Plan, the Company’s financial advisor has, among other things, identified and contacted certain potential investors, and after a potential investor has entered into a confidentiality agreement acceptable to the Company, has engaged such potential investor in a due diligence process, which includes, among other things, document review and management meetings, with a view towards ultimately engaging in a negotiation and entering into a definitive agreement with an interested party for a capital transaction that constitutes a Recapitalization Plan so as to enable the Company to make the Partial Payment.
Critical Accounting Policies, page 39
Revenue Recognition, page 39
5.	Refer to the first paragraph on page 40. We note that when the Company does not meet the criteria for revenue recognition under SFAS 66 and SOP 92-1 revenue is deferred until revenue can be reasonably estimated or until the company defers revenue up to its maximum exposure to loss. To the extent revenue is not recognized due to the exposure of future losses or costs from continuing involvement or uncertain collectability, tell us how you estimate and account for such losses. In addition, explain to us how you determine your maximum exposure when such losses can not be estimated. Refer to paragraph .33 of SOP 92-1.

As a sponsor of real estate investment programs, the Company has from time to time maintained continuing involvement in such programs which may expose the Company to losses. In these cases, the maximum exposure to loss from such continuing involvement is estimable, and is equal to the original amount of the investment.

In accordance with SOP 92-1, paragraph 33, to the extent revenue is not recognized due to the exposure of future losses, the Company defers revenue up to the amount of estimated losses. The Company utilizes the guidance of FAS 66, paragraphs 29 and 30 in estimating potential losses to the extent that they are applicable.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

In addition, there are instances in which the Company cannot reasonably estimate the potential losses due to continuing involvement relating to the transaction. In those cases, the Company has continued to defer all revenue from future fees until such amounts can be reasonably estimated.

Lastly, as disclosed in note 20 to the Financial Statements in the Form 10-K/A, if the probable estimated loss relating to continuing involvement exceeds the amount recorded on the Company’s balance sheet, the Company records an additional contingent liability equal to the excess of that amount.
Commitments, Contingencies and Other contractual Obligations, page 60
6.	We note that you have over $100 million in payments due within one year for properties held for sale. Please tell us if you would sell the properties even if you are unable to cover the outstanding debt related to such properties from sales proceeds.

As of December 31, 2008, the Company had six properties that met the following criteria pursuant to paragraph 30 of SFAS No. 144 to be classified as held for sale:
a.	Management, having the authority to approve the action has committed to a plan to sell the asset;
b.	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;
c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;
d.	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31;
e.	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
At each reporting date, the Company evaluates the criteria set forth in SFAS No. 144 to determine whether the properties should be classified as held for sale. If the property no

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

longer meets certain criteria to be classified as held for sale, the property is reclassified to held for investment.

It is the Company’s intention to sell all properties classified as held for sale even if the Company is unable to cover the outstanding debt related to such properties from sales proceeds.
7.	We note that you do not become personally liable for the guarantees unless the borrower engages in acts prohibited by loan documents. Please tell us how the personal liability is triggered and cured, if possible. If known, please tell us the amount of debt that relates to borrowers that have engaged in prohibited acts. Include similar disclosure in the appropriate sections of future filings, as applicable.

Each non-recourse carve-out guarantee is an individual document entered into with the mortgage lender in connection with the purchase or refinance of an individual property. While there is not a standard document evidencing these guarantees, liability under the non-recourse carve-out guarantees generally may be triggered by, among other things, any or all of the following:
•	a voluntary bankruptcy or similar insolvency proceeding of any borrower;
•	a “transfer” of the property or any interest therein in violation of the loan documents;
•	a violation by any borrower of the special purpose entity requirements set forth in the loan documents;
•	any fraud or material misrepresentation by any borrower or any guarantor in connection with the loan;
•	the gross negligence or willful misconduct by any borrower in connection with the property, the loan or any obligation under the loan documents;
•	the misapplication, misappropriation or conversion of (i) any rents, security deposits, proceeds or other funds, (ii) any insurance proceeds paid by reason of any loss, damage or destruction to the property, and (iii) any awards or other amounts received in connection with the condemnation of all or a portion of the property;

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

•	any waste of the property caused by acts or omissions of borrower or the removal or disposal of any portion of the property after an event of default under the loan documents; and
•	the breach of any obligations set forth in an environmental or hazardous substances indemnification agreement from borrower.
Certain violations (typically the first three listed above) render the entire debt balance recourse to the guarantor regardless of the actual damage incurred by lender, while the liability for other violations is limited to the damages incurred by the lender. Notice and cure provisions vary between guarantees. Generally the guarantor irrevocably and unconditionally guarantees to the lender the payment and performance of the guaranteed obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise, and the guarantor covenants and agrees that it is liable for the guaranteed obligations as a primary obligor.

Please be advised that, to the best of the Company’s knowledge, there is no amount of debt owed by the Company as a result of borrowers engaging in prohibited acts.
8.	Please tell us if any debt subject to recourse guarantees are currently delinquent or approaching maturity where the borrower is likely unable to fully satisfy the matured amount. If applicable, similar disclosure should be included in future filings.

At December 31, 2008, the Company disclosed in tabular form on pages 25, 61 and 111 of the Form 10-K/A that it was subject to recourse guarantees of debt for properties under management of $42.4 million with the following additional disclosure related to debt subject to recourse that had matured where the borrower is likely unable to fully satisfy the matured amount:
“As of December 31, 2008, the Company recorded a liability of $9.1 million related to recourse guarantees of debt of properties under management which matured in January and April 2009. Any other such liabilities were insignificant as of December 31, 2008 and 2007.”
During the quarter ended June 30, 2009, debt related to several additional properties were no longer in compliance with existing debt covenants. As such, the Company expanded its disclosure set forth on pages 23 and 42 of its Quarterly Report on Form 10-Q for the period ended June 30, 2009 as follows:

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

“As of June 30, 2009 and December 31, 2008, the Company had recourse guarantees of $40.4 million and $42.4 million, respectively, relating to debt of properties under management. As of June 30, 2009, approximately $21.7 million of these recourse guarantees relate to debt that matured or is not currently in compliance with certain loan covenants. In evaluating the potential liability relating to such guarantees, the Company considers factors such as the value of the properties secured by the debt, the likelihood that the lender will call the guarantee in light of the current debt service and other factors. As of June 30, 2009 and December 31, 2008, the Company recorded a liability of $7.1 million and $9.1 million, respectively, related to its estimate of probable loss related to recourse guarantees of debt of properties under management which matured in January and April 2009.”
The Company will include similar disclosure in future filings, as appropriate, related to debt that is delinquent and subject to recourse guarantees, debt that is approaching maturity or already matured, or debt that is not in compliance with existing debt covenants.
Financial Statements and Notes
Report of Independent Registered Public Accounting Firm, page 64
9.	We note that your auditor, Ernst & Young, LLP, in its audit report have reference to the report of “other auditors” as it relates to the balances of the wholly-owned subsidiary, Grubb & Ellis Securities, Inc. Clarify how you have complied with Rule 2-05 of Regulation S-X as it requires the report of the other accountant to be filed when the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in its report.

Please be advised that the Company will include the audit report of PKF, Certified Public Accountants, A Professional Corporation, the “other auditors” referenced in the Ernst & Young LLP audit report, in its amendment to the Form 10-K/A.
Note 2 — Summary of Significant Accounting Policies
Purchase Price Allocation, page 73
10.	We note that the amounts allocated to above market leases and below market lease values are amortized to rental revenue over the weighted-average remaining term of

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

the acquired leases with each property. The value of below market leases should be amortized over the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be amortized over the remaining non-cancelable lease term. Clarify to us whether this methodology differs from your accounting policy as it relates to the amortization of above-market and below-market leases.

This methodology does not differ from the Company’s accounting policy as it relates to the amortization of above market and below market leases. Such disclosure will be revised in future filings to clarify the methodology being used to state that “Above market leases are amortized to rental income over the remaining non-cancelable lease term of the acquired leases with each property and below market leases are amortized to rental income over the remaining non-cancelable lease term plus any below market renewal options of the acquired leases with each property.”
Properties Held for Sale, page 74
11.	We note that property held for sale is carried at the lower of (i) its carrying amount or (ii) fair value less costs to sell. Please tell us, and disclose in future filings, the valuation technique(s) used and assumptions made to measure fair value and a discussion of changes, if any, in the valuation technique(s) used to measure similar assets and/or liabilities in prior periods.

The Company measured the fair value of its properties held for sale in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company generally used a discounted cash flow model to estimate the fair value of its properties held for sale unless better market comparable data was available. Management uses its best estimate in determining the key assumptions, including the expected holding period, future occupancy levels, capitalization rates, discount rates, rental rates, lease-up periods and capital expenditure requirements. The estimated fair value was further adjusted for selling expenses. Generally, if a property is under contract, the contract price adjusted for selling expenses would be used. The Company will clarify the valuation techniques used and assumptions made to measure fair value as outlined above in future filings.
Revenue Recognition, pages 75 — 76
12.	We note you recognized fees received from your dealer-manager services and property management services net of the amounts paid to the respective selling broker-dealers and sub contractors. Please tell us how you considered the guidance in EITF 99-19 in determining that these fees should be recorded net instead of gross.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

The Company considered the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”), and concluded that the commissions, fees and allowances earned for its dealer-manager services should be recorded net of the amounts paid to its selling broker-dealer relationships and that property management fees should be recorded net of the amounts paid to its sub contractors. In reaching this conclusion, the Company identified the following indicators of net revenue reporting pursuant to EITF 99-19:
a.	The supplier (not the Company) is the primary obligor in the arrangement — The broker-dealers and sub-managers (suppliers) are responsible for providing the services desired by the customer. The Company believes this is a strong indicator of net revenue reporting.
b.	The amount the Company earns is fixed — The amount the Company earns is a stated percentage of the amount billed to the customer for the commissions, fees and allowances and property management fees. The Company believes this is a strong indicator of net revenue reporting.
c.	The supplier (and not the Company) has credit risk — The supplier, and not the Company, has credit risk for commissions, fees and allowances. The Company will not pay the broker-dealer its fees unless and until such time as the Company has received the total proceeds of any sale and the Company has received the aggregate amount of compensation to which it is entitled.
Derivative Instruments and Hedging Activities, page 79
13.	Reference is also being made to your Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. We note that your derivative instruments consist of four interest rate cap agreements with third parties. To the extent it is deemed significant, please tell us how you met the disclosure requirements of paragraph 44(c) of SFAS 133 and paragraph 32 of SFAS 157.

The four interest rate cap agreements are LIBOR rate caps at 6%. Since LIBOR was well below the 6% rate cap as of December 31, 2008, March 31, 2009 and June 30, 2009, the caps had no material value at the end of each period and the Company’s exposure to loss was minimal. Therefore, we deemed that no further disclosure was necessary. In addition, the interest rate cap agreements expired in April 2009 and July 2009.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

Note 16 — Lines of Credit, pages 101 — 104
14.	We note you entered into a third amendment to the Credit Facility with Deutsche Bank Trust Company on May 29, 2009. As a result of this amendment, we note numerous modifications have been made to the terms of your line of credit of $63 million as of December 31, 2008. With a view toward expanded disclosure in the notes, please explain to us in detail your consideration of EITF 96-19 in your accounting for the amendment and the expected impact on your results of operations, if any.

Management evaluated the modifications to the Credit Facility pursuant to EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”). In accordance with EITF 96-19, management determined that a substantial modification or exchange had not occurred and that the Company should not apply extinguishment accounting. In addition, management evaluated the modifications to the Credit Facility pursuant to EITF Issue No. 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements (“EITF 98-14”). In accordance with EITF 98-14, management determined that the borrowing capacity of the new arrangement was less than the borrowing capacity of the old arrangement. Therefore, the unamortized fees were written off in proportion to the decrease in borrowing capacity of the old arrangement and are being amortized over the term of the new arrangement. A total of $368,000 in unamortized loan fees was written off in the second quarter of 2009. Such amount is disclosed on pages 34 and 38 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 under Results of Operations.
Note 23 — Employee Benefit Plans
Deferred Compensation Plan, pages 120 — 121
15.	Refer also the Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. We note that the company awarded an aggregate of 6.0, 5.8 and 5.4 million phantom shares for the periods ending June 30, 2009, March 31, 2009 and December 31, 2008, respectively. We also note that $3.1 million was recognized as compensation expense as of December 31, 2008, as it relates to 900,000 phantom shares that provide a minimum guaranteed value upon vesting. Please tell us, and disclose in future filings, how you accounted for these phantom shares in accordance with SFAS 123(R).

As it relates to the 900,000 phantom shares that provide a minimum guaranteed value upon vesting, the company accounts for additional compensation relating to the “guarantee” portion of the awards by measuring at each reporting date the additional

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

payment that would be due to the participant based on the difference between the then current value of the shares awarded and the guaranteed value. This award value is then amortized on a straight line basis as compensation expense over the requisite service (vesting) period, with an offset to deferred compensation liability.

Grants of phantom shares are accounted for as equity awards in accordance with SFAS 123(R), with the award value of the shares on the grant date being amortized on a straight-line basis over the requisite service period.

The Company will clarify the accounting for these different award features as outlined above in future filings.
Item 9A. Controls and Procedures
Material Weaknesses in Internal Control Over Financial Reporting, pages 126 — 127
16.	When defining material weakness, you have used the term “more than a remote likelihood” instead of “reasonable possibility” as defined in Rule 1-02(a)(4) of Regulation S-X. Please note that this definition replaces the one outlined in paragraph 10 of PCAOB Auditing Standard No. 2. Please revise accordingly.

Please be advised that the disclosure set forth on pages 126 — 127 of the Form 10-K/A will be revised to replace the phrase “more than a remote likelihood” with the phrase “reasonable possibility” as defined in Rule 1-02(a)(4) of Regulation S-X. For your convenience, provided supplementally herewith is such revised disclosure.
17.	Your disclosure generally describes the existence of material weaknesses resulting from your restatement. Please clarify and revise to discuss the specific material weaknesses that existed as of December 31, 2008. In addition, given the remediation initiatives disclosed, it appears the material weaknesses may be more pervasive. Please tell us whether you have evaluated whether additional material weaknesses existed outside of those that contributed directly to your restatement.

Please be advised that the disclosure addressing the material weaknesses that existed as of December 31, 2008 has been clarified to indicate that the material weaknesses that led to the restatement were, in fact, the two (2) factors cited in the bullet points on the top of page 127 of the Form 10-K/A: (i) the failure to identify, account for and adequately disclose certain side letter agreements; and (ii) revenue recognition relating to tenant-in-common programs. Accordingly, the disclosure immediately following these two (2) bullet points regarding remediation activities that “... were implemented during the second half of 2008...” has been revised to indicate that such activities during the second

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

half of 2008 were, in fact, changes made in connection with post merger control environment enhancements and activities undertaken by the Company in order to come into compliance with Section 404 of the Sarbanes-Oxley Act of 2002 by December 31, 2008, as required. For your convenience, provided supplementally herewith is the revised disclosure to this section of the Form 10-K/A.

The Company did evaluate whether additional material weaknesses existed outside of those that contributed directly to the restatement and concluded that they did not. The material weaknesses, which were not identified until mid-December of 2008, were no more pervasive than indicated in the Form 10-K/A.
Changes in Internal Control over Financial Reporting, page 128
18.	In relation to your remediation initiatives, please clarify and revise to discuss the specific actions taken during the fourth fiscal quarter of 2008 that has materially affected, or is reasonably likely to material affect, your internal control over financial reporting.

As noted in the Company’s response to Comment No. 17 directly above, and as set forth in the revised disclosure provided to the Staff, the initiatives taken in the fourth quarter of 2008 related to post merger control environment enhancements that were being implemented to support compliance with the Sarbanes-Oxley Act of 2002.
Report of Independent Registered Public Accounting Firm, page 129
19.	We note that your auditors issue separate audit reports for its audits of your financial statements and your internal control over financial reporting. Please have your auditors revise its opinion on your internal control over financial reporting to include the additional language outlined in paragraph 88 of PCAOB Auditing Standard No. 5.

The note included in paragraph 92 of PCAOB Auditing Standards No. 5 (“Standard No. 5”) indicates that the auditor may combine the report language described in paragraphs 88 and 91 with the report language described in paragraph 92 and present it either as a separate paragraph or as part of the paragraph that identifies the material weakness. Our auditors believe their opinion complies with Standard No. 5, as the language outlined in paragraph 88 is combined with the report language that identifies the material weakness.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

Base Salary, page 139
20.	Please tell us how the base salary for your current CEO was determined. Also, tell us the consideration behind the increase in base salary for Jeffrey Hanson. Provide similar disclosure in future filings.

The current, interim CEO’s salary was based upon the base salary of the prior permanent CEO, Mr. Scott Peters, who resigned in July of 2009, which was $600,000 per annum. Mr. Hanson’s base salary was increased in recognition of the importance and contribution to the Company made both by Mr. Hanson and the Investment Management division of the Company of which Mr. Hanson is in charge. Please be advised that the Company will include such disclosures in future filings.
Annual Bonus Incentive Compensation, page 139
21.	Please tell us the specific company performance targets used and how actual performance compared to the targets leading to the amounts awarded for each named executive officer. Also, provide us with a similar discussion for the long term incentive plan disclosed on page 142. Provide similar disclosure in future filings.

Please be advised that the Company respectfully submits that disclosure comparing actual performance to performance targets is not material due to the fact that, as indicated in the Summary Compensation Table starting on page 143 of Form 10-K/A, none of Company’s named executive officers received any performance bonus payments for 2008. The only bonus payment awarded to a named executive officer with respect to 2008 was a $250,000 special bonus payment earned by Mr. Jeff Hanson in accordance with the terms of his contract, and to which no other named executive officer is entitled. This special bonus is described in the first paragraph of the narrative discussion regarding Mr. Hanson’s employment agreement on page 154 of Form 10-K/A, and footnote 10 to the Summary Compensation Tale will be revised to cross-reference to this discussion. A revised footnote 10 to the Summary Compensation Table is included for your convenience. Finally, please be advised that when performance bonus targets are achieved, in whole or in part, in future years, the Company will provide the disclosures requested by the Staff in future filings.

As with the case with performance bonus targets, no payments were made to named executive officers pursuant to the Company’s long term incentive plan in 2008 and accordingly, the Company respectfully submits that a discussion of performance targets and actual performance under the long term incentive plan is not material. Similarly, please be advised that when the Company is obligated to make performance based

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

payments to named executive officers pursuant to its long term incentive program, the Company will provide the disclosures requested by the Staff in future filings.
22.	Please provide us with a discussion of the determination of each named officer’s awarded amounts based on his/her achievement or personal goals and objectives. Provide similar disclosure in future filings.

As noted in response to Comment No. 21 immediately preceding, other than Mr. Hanson who was awarded a $250,000 special bonus for 2008 in accordance with his employment agreement (and the details regarding the awarding of such bonus is disclosed on page 154 of the Form 10-K/A), none of the other named executive officers received a performance bonus. Therefore, the Company respectfully submits that a discussion of each named officer’s personal goals and objectives that form a component part of such performance bonus calculations is not material. In the future, should named executive officers receive a performance bonus, in whole or in part, future filings will contain the disclosures requested by the Staff.
Exhibits
23.	We note that exhibits 10.61 and 10.62, the amended credit and security agreements, only lists and does not include the exhibits and schedules listed in the table of contents. Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules to the credit agreement or file such exhibits and schedules.

Please be advised that the Company believes that the majority of the exhibits and schedules to the Credit Facility are not material. Those exhibits and schedules that the Company believes are material (subject to the immediately following sentence) have already been filed as Exhibits to the Form 10-K/A. Finally, the Company believes that certain select schedules should not be disclosed, as to do so would be materially detrimental to the Company and its stockholders.

Specifically, the majority of the exhibits and schedules are such items as foreign good standing certificates for each of the Company’s various subsidiaries, which in and of itself are hundreds of pieces of paper, photocopies of pledged securities, various financing statements, schedules of intellectual property listings, secretary certificates attesting to incumbency, evidences of insurance, forms of compliance certificates, forms of notice of borrowing, listings of leased real property throughout the country which go on for pages and pages with respect to the Company’s corporate facilities, various operational rent rolls, which also continues for many pages, etc. As noted above, those exhibits that are material, specifically the Security Agreement and the Warrant

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

Agreement, were filed as Exhibit 4.2 and Exhibit 10.62 to the Form 10-K/A, respectively. Finally, those items that the Company believes should be afforded confidential treatment include schedules relating to the various budgets, forecasts and other prospective financial data which borrowers are often required to provide to lenders in connection with securing a credit facility and which detail the Company’s then-prospective operations. The Company strongly believes that to disclose this forward looking financial data would be very detrimental to the Company and its stockholders for competitive reasons.
Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
Item 4 — Controls and Procedures
24.	Clarify how you have complied with Item 307 of Regulation S-K as it requires you to disclose the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

As discussed in Item 9A of Form 10-K/A, the Company identified certain material weakness relating to the failure to identify and adequately disclose certain side letter agreements and master lease arrangements and revenue recognition relating to certain master lease arrangements and tenant-in-common programs. Although the Company has implemented various procedures and controls to remediate the material weaknesses, the Company was unable to conclude that the material weaknesses had been fully remediated for the quarters ended March 31, 2009 and June 30, 2009 because certain of the remedial actions taken are relatively recent and therefore an insufficient amount of time has passed for the Company to verify that the additional remedial measures are operating as they should.

Accordingly, as of each of March 31, 2009 and June 30, 2009, the Company carried out an evaluation, under the supervision of its principal executive officer (CEO) and principal financial officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. In light of the material weaknesses referred to above, which had not been fully remediated as of the end of the respective periods covered by the Quarterly Reports for the periods ended March 31, 2009 and June 30, 2009, the Company’s CEO and CFO made certain that the financial statements for the periods covered by these Quarterly Reports were prepared with particular attention to the material weakness previously disclosed. Accordingly, management believes that the condensed consolidated financial statements included in the Quarterly Reports for the quarters ended March 31, 2009 and June 30, 2009 fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows as of and for the periods presented.

Yolanda Crittendon
Wilson K. Lee
United States Securities and Exchange Commission
September 3, 2009

     In addition, please be advised that the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact Clifford A. Brandeis or me at 212-223-6700.

Very truly yours,
/s/ Joseph E. Maloney

Joseph E. Maloney

CAB/ck